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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _1______)*

                             NORTH BANCSHARES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                  657467-10-6
        ----------------------------------------------------------------
                                 (CUSIP Number)

                   Richard Marks, 500 Skokie Blvd., Suite 310
                   Northbrook, Illinois 60062 (847) 559-1002
        ----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 8, 2004
        ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 657467-10-6                                               Page 2 of 9


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Northbrook Investments, LLC

-------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   ................................................................

         (b)   ................................................................

-------------------------------------------------------------------------------

3.       SEC Use Only

         .......................................................................

-------------------------------------------------------------------------------

4.       Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) .................

-------------------------------------------------------------------------------

6.       Citizenship or Place of Organization       Illinois

-------------------------------------------------------------------------------

                             7. Sole Voting Power   0
     Number of            ------------------------------------------------------
     Shares
     Beneficially            8. Shared Voting Power    111,171
     Owned by             ------------------------------------------------------
     Each
     Reporting               9. Sole Dispositive Power
     Person With                0
                          ------------------------------------------------------

                            10. Shared Dispositive Power      111,171
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 111,171

-------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) ...........

-------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11) 9.7%

-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions) OO

-------------------------------------------------------------------------------

CUSIP No. 657467-10-6                                               Page 3 of 9


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         David Hokin

-------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   ................................................................

         (b)   ................................................................

-------------------------------------------------------------------------------

3.       SEC Use Only

         .......................................................................

-------------------------------------------------------------------------------

4.       Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) .................

-------------------------------------------------------------------------------

6.       Citizenship or Place of Organization      United States

-------------------------------------------------------------------------------

                             7. Sole Voting Power  0
     Number of            ------------------------------------------------------
     Shares
     Beneficially            8. Shared Voting Power    111,171
     Owned by             ------------------------------------------------------
     Each
     Reporting               9. Sole Dispositive Power
     Person With                0
                          ------------------------------------------------------

                            10. Shared Dispositive Power      111,171
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 111,171

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11) 9.7%

-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions) IN

-------------------------------------------------------------------------------

CUSIP No. 657467-10-6                                               Page 4 of 9

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rob Rubin

-------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   ................................................................

         (b)   ................................................................

-------------------------------------------------------------------------------

3.       SEC Use Only

         .......................................................................

-------------------------------------------------------------------------------

4.       Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) .................

-------------------------------------------------------------------------------

6.       Citizenship or Place of Organization    United States

-------------------------------------------------------------------------------

                             7. Sole Voting Power  0
     Number of            ------------------------------------------------------
     Shares
     Beneficially            8. Shared Voting Power    111,171
     Owned by             ------------------------------------------------------
     Each
     Reporting               9. Sole Dispositive Power
     Person With                0
                          ------------------------------------------------------

                            10. Shared Dispositive Power      111,171
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 111,171

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11) 9.7%

-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions) IN

-------------------------------------------------------------------------------

ITEM 1.  Security and Issuer

The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of North Bancshares, Inc. (the "Issuer") whose principal executive offices are 100 W. North Ave., Chicago, Illinois 60610. This statement amends the Schedule 13D filed on March 24, 2004, which related solely to the purchase of shares of Common Stock by Northbrook Investments, LLC ("Northbrook").

ITEM 2.  Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

Name:                               Northbrook Investments, LLC
State of Organization:              Illinois
Principal business:                 General investing activities
Address:                            500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
Manager:                            David Hokin (see below)

Name:                               David Hokin
Business address:                   500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
Principal Occupation:               Private Investor
Principal business:                 General investing activities
Address of employer:                500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
Citizenship:                        United States

Name:                               Rob Rubin
Business address:                   500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
Principal Occupation:               Managing Director of DH2, Inc.
Employer:                           DH2, Inc.
Employer principal business:        General investing activities
Address of employer:                500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
Citizenship:                        United States

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D have been convicted in a criminal proceeding or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As a result of the execution of Support Agreements in the form attached hereto as Exhibit (2), the Reporting Persons may be deemed to be a "group" with the persons executing such agreements. The Reporting Persons disclaim membership in and the existence of such group.

ITEM 3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 111,171 shares (the "Shares") of Common Stock beneficially owned by Northbrook is approximately $1,501,493. The source of funds used to purchase the Shares was the working capital of Northbrook. None of the Reporting Persons purchased any shares of Common Stock pursuant to the Merger Agreement attached hereto as Exhibit (1) or the Support Agreements attached hereto as Exhibit (2).

ITEM 4.  Purpose of Transaction

On April 8, 2004, Diamond Bancorp, Inc. ("Diamond Bancorp") a newly formed Nevada corporation and wholly-owned subsidiary of Northbrook, entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with the Issuer whereby Diamond Bancorp will purchase all the shares of Common Stock that Northbrook does not already own for a purchase price equal to $22.75 per diluted share in cash. The transaction is subject to regulatory approvals, approval by the Issuer's stockholders and other conditions. During the period prior to consummation of the acquisition, Diamond has certain consent rights with respect to the operations of North Federal Savings Bank and is permitted to appoint one representative to attend the Issuer's Board of Directors meetings subject to certain limitations. In connection with the Merger Agreement, Northbrook executed and delivered to the Issuer, a Support Agreement (the "Support Agreement") in the form attached hereto as Exhibit (2) ("Support Agreement"). The following persons, who are believed to own in the aggregate 336,250 shares of common stock, including approximately 30,521 shares subject to stock options, also executed Support Agreements: Mary Ann Hass, Elmer L. Hass, Robert H. Rusher, Joseph A. Graber, Victor E. Caputo, Frank J. Donati, Gregory W. Rose, and Mark W. Ferstel. In the Support Agreements, each executing party agrees with Diamond Bancorp (subject to any fiduciary obligations that the executing party may have to the contrary) to vote (or cause to be voted) all shares of Common Stock beneficially owned in favor of the adoption of the Merger Agreement at any meeting of stockholders of the Issuer called to consider and vote on such matters. Each executing party also agrees not, to not permit any affiliate to, contract to sell, sell or otherwise transfer or dispose of any of the shares of Common Stock beneficially owned by such person other than (i) pursuant to a transfer where the transferee has agreed in writing to abide by the terms of the Support Agreement in a form reasonably satisfactory to the Diamond Bancorp or
(ii) for transfers by will or operation of law. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock subject to the Support Agreements other than the 111,171 shares beneficially owned by Northbrook.

These brief descriptions of the Merger Agreement and the Support Agreements and the rights and obligations of the parties thereunder are not intended to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits (1) and (2), respectively, and which are incorporated herein by reference.

Except as contemplated by the Merger Agreement and Support Agreements, Northbrook does not have any plan or proposal which relate to or would result in one or more of the following:

         (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) a change in the present board of directors or management of the Issuer;

         (e) other material changes in the present capitalization or dividend policy of the Issuer;

         (f) other material changes in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) others actions similar to one or more of those enumerated above.

Except as set forth above, as of the filing date, Northbrook has no plan or proposal with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of this Statement.

ITEM 5.  Interest in Securities of the Issuer

         (a) Northbrook beneficially owns 111,171 Shares which represent 9.7% of the 1,143,881 shares of Common Stock outstanding (as reflected in the Issuer's Form 10-QSB filed on August 13,
                  2003). David Hokin, in his capacity as Manager of Northbrook, may be deemed to have beneficial ownership of the Shares. Rob Rubin, in his capacity assisting Mr. Hokin in the management of Northbrook, may be deemed to have beneficial ownership of the Shares. Each of Mr. Hokin and Mr. Rubin disclaim beneficial ownership of the Shares.

         (b) Northbrook, as owner of the Shares, has shared power to vote and to dispose of the Shares. Mr. Hokin, in his capacity as Manager of Northbrook, may be deemed to have shared power to vote and to dispose of the Shares. Mr. Rubin, in his capacity assisting Mr. Hokin in the management of Northbrook, may be deemed to have shared power to vote and to dispose of the Shares. The information disclosed in Item 2 of this Schedule 13D is incorporated by reference herein except as otherwise noted herein.

         (c) Since the filing date of the Schedule 13D on March 24, 2004, there have been no transactions in the Common Stock effected by any persons named in paragraph (a) of this Item 5.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)      Not applicable.

         (f) By virtue of the Support Agreements, the Reporting Persons may be deemed to be the beneficial owners of, or members of a group with the beneficial owners of, the shares of Common Stock subject to the Support Agreements. The Reporting Persons disclaim beneficial ownership of such shares and disclaim the existence of and membership in such group.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreements described herein and attached as exhibits to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

ITEM 7.  Material to Be Filed as Exhibits

         (1) Agreement and Plan of Merger dated April 8, 2004 by and between North Bancshares, Inc., Diamond Bancorp, Inc. and North Bancshares Acquisition Corp. II

         (2)      Form of Support Agreement dated April 8, 2004.

         (3) Joint Press Release of North Bancshares and Diamond Bancorp dated April 8, 2004.

         (4) Written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) was previously filed on March 24, 2004.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Northbrook Investments, LLC



By: /s/ David Hokin                                Date: April 8, 2004
    --------------------------------
        David Hokin, Manager



/s/ David Hokin                                    Date: April 8, 2004
------------------------------------
David Hokin



/s/ Rob Rubin                                      Date: April 8, 2004
------------------------------------
Rob Rubin